82- SUBMISSIONS FACING SHEET

04035840

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Multiemedia Limited

*CURRENT ADDRESS Collins Hill House
Level 6
412 Collins St.
Melbourne, Victoria 3000 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 02 2004
THOMSON FINANCIAL

FILE NO. 82- 34803 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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PROCESSED
AUG 02 2004
THOMSON FINANCIAL

OICF/BY: EBS
DAT : 7/28/04

ARS
6-30-03

82-34803

multi media

ANNUAL REPORT 2003

2003

CONTENTS

CORPORATE DIRECTORY

Australian Business Number	12 003 237 303
Directors	John H Walker, Chairman Clinton Starr, Deputy Chairman Elwood Charles Ellison III Adrian M Ballintine
Company Secretary	Adrian M Ballintine
Principal and Registered Office	Collins Hill House Level 6 412 Collins St Melbourne Victoria 3000 Australia Telephoe +613 9603 3200 Facsimile +613 9600 2280 Web site: www.multiemedia.com E-mail: info@multiemedia.com
Share Registrars	Computershare Investor Services Pty Ltd Level 12 565 Bourke St Melbourne Victoria 3000 Australia
Auditors	Ernst & Young 120 Collins Street Melbourne Victoria 3000 Australia
Lawyers	Deacons Level 24 385 Bourke Street Melbourne Victoria 3000 Australia

CHAIRMAN'S STATEMENT

During the year ended 30th June 2003 your Board and Management have continued the strategic process outlined last year of redefining our direction as a company and seeking opportunities that will deliver significant benefit to our shareholders. As a result we are now confident we have put the business of Multiemedia on a solid footing for ongoing growth and profit.

We have also taken the opportunity of putting our balance sheet in order by writing off or down the value of assets associated with past activities. We are pleased with our financial performance during 2002/2003. Your company has no non current debt and our auditors have for the first time signed off on unqualified accounts. Post balance date capital raising has also provided us with adequate cash to fund the current phase of our expansion.

Multiemedia is now totally focussed on its two core activities. Our Distribution business is now trading profitably and we believe will continue to do so. This is a solid business that provides our organisation with numerous customer related benefits. It is however our *world class two way satellite business that excites us all. It is an excellent business opportunity that will provide a multitude of uses to a wide cross section of industry. We believe our growth prospects are exceptional and that the returns will be excellent.*

We have made some solid announcements in recent months regarding partnerships and business relationships for the satellite business and our executive team is actively pursuing many sales opportunities and achieving success. We are very confident of being a significant player in this exciting world.

I would like to congratulate our CEO Adrian Ballintine and his team for their excellent efforts during the year and thank my fellow Directors for their untiring efforts.

Kind regards

JOHN WALKER

Chairman

September 2003

FOUNDER | CHIEF EXECUTIVE OFFICER'S REPORT

What a year it's been!

My team and I have never put in a more demanding or concentrated effort. But the result has been exactly what we strived for.

Focus and consolidation, has seen us bring together a group of major partners to provide a two-way satellite solution that I believe provides Multiemedia with a long-term, profitable future.

Our alliance partners - NewSkies, ViaSat, IP Access International, Advanced Projects International and Kavera - are some of the world's leading communications providers and suppliers.

Pulling together this diverse but similarly focussed group of companies has not been easy, but being pioneers is rarely easy. In the case of new technology there is a high bar to entry but I am confident that with the alliances we have formed and the skill set we have in being able to sell and promote our products, the future looks very positive for the company and in turn its shareholders.

We have spent a lot of time during the past year researching and investigating two-way satellite technology.

Why have we gone down this path?

Quite simply we believe that wireless technology is where the market is headed. We have chosen strategic business partners that provide some of the world's best communications infrastructure, tools and services. The result for Multiemedia is a world-class service that I believe will produce substantial revenue and profits.

We are very much an applications-driven business. Our wireless communications service is able to deliver applications to business in a way that people have not seen before. It is as ground breaking as it is exciting.

We will be providing Government and the Corporate world with applications under a highly sophisticated mechanism, but they will be more affordable by virtue of the alliances we have pulled together.

Our two-way satellite solution covers a large area - 60% of the world's population. We have proven over the past 20 years that we have been able to deliver into international markets; that is where our skill set and experience is.

As CEO, founder and a major shareholder I can say it has been a tough couple of years but those conditions have provided me with the opportunity to see who can tough it out and who can't. To this end, I thank the three other Directors - Chairman - John Walker, Deputy Chairman - Clinton Starr and US-based Chuck Ellison - for their hard work and continued support. It is not easy to persevere when it is not fashionable to be involved in new technology. There have been some risks with not much reward.

But I believe we now have a fantastic platform to take Multiemedia forward to be a major player in this market.

ADRIAN BALLINTINE

Founder | Chief Executive Officer

September 2003

DIRECTORS' REPORT

The Board of Directors of Multiemedia Limited has pleasure in submitting its report in respect of the financial year ended 30 June 2003.

Directors

- **Chairman**

  Mr John H Walker

  John Walker was appointed Managing Director of Thrifty Car Rental in February 1998. Previously, he worked as General Manager, Retail Banking, NSW for Westpac Banking Corporation.

  John commenced his career in Local Government and after 10 years working in Victorian Local Government, he moved to Western Australia in 1981 to take up a position of Deputy Town Clerk for the City of Perth.

  Five years later, as Chief Executive Officer of the West Australian Football League, John was instrumental in launching the West Coast Eagles into the AFL's national competition and subsequently acted as Managing Director of the Eagles' parent company.

  After a period spent establishing himself as a successful self employed marketing and business proprietor, John joined Budget Rent A Car as the group's Western Australian State Manager. In 1992 John relocated to Sydney, taking up the position of Chief Executive Officer for Domino's Pizza (Aust) Pty Ltd. John subsequently returned to Local Government as Chief Executive Officer at Liverpool City Council and oversaw the successful introduction of corporatisation as well as major workplace reform and performance management.

  John was appointed Chairman of the Company on 23 May 2001.

- **Director**

  Mr Adrian M Ballintine

  Adrian founded Multiemedia Limited (the Company has undergone several name changes) in 1987. The Company has always been a provider of leading edge technology, delivering client server in the 80's, multimedia and Internet services in the 90's and Broadband today.

  When the Company listed in 1999, Adrian was its inaugural Chairman and CEO. In mid 2001, he resigned as Chairman, continuing on as CEO. He is also a major shareholder.

  Adrian has the reputation of establishing successful enterprises with international networks developed in conjunction with long standing strategic partners. He has significant experience in raising funds through his relationships with International Funds Management/Broking Firms.

  Initially Adrian attended RMIT and qualified as a Town Clerk. Prior to founding Multiemedia he was responsible for International Sales and Marketing for a listed Australian Company.

• **Director**
Mr Elwood Charles Ellison III

Chuck Ellison brings over 20 years of experience as a sales and marketing executive in high tech companies. As a national manager during the early years at Microsoft Corporation, he defined and launched that company's initiatives into the education, government and corporate account markets.

As vice president of sales at Ashton-Tate, he was responsible for the sales strategies that contributed to revenue growth from under $20m to over $300m in four years. As vice president of sales and marketing at Gupta Technologies, Inc he led the company's expansion into new channels and markets, resulting in a successful initial public offering. At Asymetrix, he led the turn-around team that positioned the company as the leader in the on-line learning market, and produced a successful initial public offering.

He is known as a no-nonsense, results-oriented sales and marketing executive, with a consistent history of success in building global sales and distribution networks for high tech products.

• **Director**
Clinton Starr, appointed on 12th November 2002

He is also a Non Executive Director of AWB International Ltd. (ASX Listed); Green Environmental Pty. Ltd.; Mulch-Tech Pty. Ltd and the Biological Farmers of Australia Co-op. Ltd.

Clinton holds the following tertiary qualifications: Bachelor of Economics from Sydney University; Master of Business Administration from Macquarie University; and is currently completing a research thesis on small Australian entrepreneurial and family companies, for the Doctorate of Business Administration at RMIT.

Prior to leaving corporate employment in 1998, Clinton had 20 years experience in senior funds management roles both in Australia and in Europe, and 10 years experience in the international marketing of funds management products. His last position was Executive Director: Global Marketing and Sales with a leading funds management group. He has also undertaken a significant amount of strategic planning work, and has been a Director of numerous companies for the last 16 years, both in Australia and overseas.

Since 1998, and in addition to his Directorships and DBA, he has managed the family businesses with his wife Sally, which include a strategic consultancy to small/medium firms, certified organic farming and rural tourism. The wheat growers of Eastern Australia have elected him twice, in 1998 and 2002, to the Board of AWB International Ltd. He is also Chairman of the AWB International Compliance Committee and chairman of the AWB 2004 Review Committee.

Principal Activities

The principal activity of the consolidated entity for the period ended 30 June 2003 was that of development and distribution of internet and e-commerce enabling tools, the distribution of technology products, satellite communications and web development services.

Results and Review of Operation

The net loss of the consolidated entity for the year ended 30 June 2003, after providing for income tax, was $5,623,809 (2002: 16,027,818)

Share Capital

The number of shares fully paid at year-end was 763,370,165 (536,446,351 in 2002).

Financial Position

As at 30th September 2003 the Group had liquid funds of $1,696,375.

Dividends

There were no dividends paid during the year and the Directors do not recommend the payment of a dividend.

State of Affairs

In the opinion of the Directors there are no significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review other than those disclosed in this report or consolidated accounts.

Events Subsequent to Balance Date

Matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

A $4.25 million capital raising has been completed through clients introduced by the Sydney-based stockbroking firm Findlay and Co Stockbrokers Limited. The funds will be used to further enhance Multiemedia's NewSat high speed broadband satellite service in the Asia-Pacific region.

Likely Developments

Multiemedia continues to strive for revenue growth and translation of those revenues to profitability for shareholders. Significant management changes have reduced costs and focused on sales revenues. Core distribution activities have been enhanced through improved and widened supplier relationships and Multiemedia will capitalize on these relationships to increase revenues generated via its distribution business. More importantly, it expects to gain significant market share with the introduction of its new high speed broadband satellite services.

Directors' Interests in the Shares of the Company

The interests of each Director in the equity and other securities of Multiemedia as shown on the register of such holdings as at 30 September 2003 is as follows:

Director	Ordinary Shares
A M Ballintine	30,842,310
J H Walker	585,000
Clinton Starr	31,201,656
E C Ellison III	855,011

Indemnification and Insurance of Directors

In accordance with paragraph 99 of the Company's constitution, adopted at the General Meeting on 21 June 1999, the Company indemnifies every person, who is or has been an officer of the Company, which includes Directors, against any liability incurred by that person in his or her capacity as an officer of the Company. The Company does not currently hold Directors & Officers Insurance.

Director's Meetings

The number of meetings of the Board of Directors and of Board committees during the year was:

Board or Committee	Number of Meetings
Full Board	11
Remuneration Committee	1
Director Nomination Committee	1

The attendance of Directors at meetings of the Board and its committees were:

Director	Full Board	Remuneration	Director Nomination
A M Ballintine	11 (11)	1 (1)	1 (1)
J H Walker	11 (11)	1 (1)	1 (1)
C Starr	7 (7)	0 (0)	0 (0)
C Ellison	6 (11)	0 (1)	1 (1)

Numbers in brackets indicate the number of meetings each member could have attended.

Audit Meetings

During the period, the Directors resolved to deal with all audit matters at meetings of Directors as they arise. Ernst & Young, the auditors, attended various meetings during the year.

Environmental Regulations

The Company complied with its environmental responsibilities.

Share Options

As at the date of this report, there were 57,750,000 unissued ordinary shares under options (68,750,000 at reporting date). Refer to note 18 of the financial statements for further details of the options outstanding.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company or any related body corporate or in the interest issue of any other registered scheme

Since the end of the financial year, a further 12,000,000 options have been exercised, at a weighted average exercise price of 1.71 cents.

Remuneration

After the establishment of a Remuneration Committee, the Company has introduced policies for remuneration of the Board members and senior executives. Staff were remunerated on a negotiated basis and in line with prevailing market conditions and the remunerations are linked to performance criteria.

The remuneration of the Directors and the five most highly paid executive officers for the year under review was as follows:

Directors:

Name	Base Salary ($)	Fees/ Allowances ($)	Superannuation $	Number of Options Granted	Value of Options	Total
A M Ballintine	242,120	32,928	21,791	20,000,000	9,000	305,839
J H Walker	-	60,000 (15,000)*	-	15,000,000	8,250	68,250
C Starr	-	24,000 (18,000)*	540	7,500,000	2,250	26,790
C Ellison	-	39,000 (39,000)*	-	10,000,000	4,250	43,250

* The directors elected to take Shares in lieu of a portion of their Directors fees. The bracketed amount is the portion of directors fees taken as shares.

Executive Officers:

Name	Base Salary ($)	Fees/ Allowances ($)	Superannuation $	Number of Options Granted	Value of Options	Total
Les Jessop	142,802	37,803	20,700	-	-	201,305
Sandra Dell Andersen	177,813	-	16,003	8,500,000	5,088	198,904

Options granted as part of remuneration have been valued using the Black-Scholes option pricing model, which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option

Signed in accordance with a resolution of the Directors.

ADRIAN BALLINTINE

DIRECTOR

Melbourne

September 2003

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Statement of Financial Position at 30 June 2003

		Consolidated		Parent	
	Note	2003 $	2002 $	2003 $	2002 $
Current Assets					
Cash assets	4	194,439	839,434	191,128	556,278
Receivables	5	2,622,769	3,397,118	28,468	1,403,633
Inventories	6	873,633	1,125,642	-	-
Other	7	413,676	222,648	367,471	46,786
Total Current Assets		4,104,517	5,584,842	587,067	2,006,697
Non-Current Assets					
Receivables	5	-	-	198,031	350,900
Other financial assets	8	-	-	1,400,000	3,276,328
Property, plant and equipment	9	428,720	1,112,631	162,760	296,122
Intangibles	10	1,549,781	7,200,754	-	3,555,973
Other	11	48,399	34,269	48,399	33,369
Total Non-Current Assets		2,026,900	8,347,654	1,809,190	7,512,692
Total Assets		6,131,417	13,932,496	2,396,257	9,519,389
Current Liabilities					
Payables	12	4,061,602	4,980,318	359,489	204,814
Interest bearing liabilities	13	2,504,120	2,264,791	596,792	209,986
Provisions	14	215,787	189,059	105,474	65,566
Other	15	112,107	695,137	90,479	478,740
Total Current Liabilities		6,893,616	8,129,305	1,152,234	959,106
Non-Current Liabilities					
Interest bearing liabilities	16	93,530	3,529,696	93,530	3,407,818
Provisions	17	277,078	170,612	60,951	29,682
Total Non-Current Liabilities		370,608	3,700,308	154,481	3,437,500
Total Liabilities		7,264,224	11,829,613	1,306,715	4,396,606
Net Assets (Deficiency)		(1,132,807)	2,102,883	1,089,542	5,122,783
Equity					
Contributed equity	18	57,662,317	55,274,198	57,662,317	55,274,198
Accumulated losses	19	(58,795,124)	(53,171,315)	(56,572,775)	(50,151,415)
Total Equity		(1,132,807)	2,102,883	1,089,542	5,122,783

The accompanying notes form an integral part of this Statement of Financial Position.

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Statement of Financial Performance for the Year Ended 30 June 2003

		Consolidated		Parent	
	Note	2003 $	2002 $	2003 $	2002 $
Sales revenue	2	23,206,485	28,023,333	-	-
Cost of sales and development	2	(19,291,452)	(25,697,029)	-	-
Gross profit		3,915,033	2,326,304	-	-
Other revenues	2	2,773,118	152,570	2,834,437	79,333
Gain on loss of control of Subsidiary		919,026			
Sales and marketing expenses		(956,100)	(2,124,424)	(41,949)	-
Administrative costs		(6,852,453)	(5,434,414)	(3,984,926)	(2,036,843)
Borrowing costs	2	(285,450)	(465,135)	(97,272)	(289,189)
Write-down of investments, intellectual property, and goodwill to recoverable amounts	2	(5,136,983)	(10,482,719)	(5,143,485)	(11,291,977)
Loss from ordinary activities before income tax		(5,623,809)	(16,027,818)	(6,421,360)	(13,538,676)
Income tax expense relating to ordinary activities	3	-	-	-	-
Loss from ordinary activities after related income tax expense		(5,623,809)	(16,027,818)	(6,421,360)	(13,538,676)
Net loss attributable to members	19	(5,623,809)	(16,027,818)	(6,421,360)	(13,538,676)
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		-	-	-	-
Total changes in equity other than those resulting from transactions as owners attributable to members		(5,623,809)	(16,027,818)	(6,421,360)	(13,538,676)
Basic Loss per share (cents per share)	31	(0.87)	(3.7)		
Diluted Loss per share (cents per share)		(0.87)	(3.7)		

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Statement of Cash Flows for the Year Ended 30 June 2003

		Consolidated		Parent	
	Note	2003 $	2002 $	2003 $	2002 $
Cash flows from operating activities					
Receipts from customers		23,638,816	28,675,558	162,900	-
Payments to suppliers and employees		(24,426,980)	(31,838,527)	(2,051,326)	(2,149,502)
GST received (paid)		(889,847)	(253,729)	33,512	(44,616)
Borrowing costs		(255,650)	9,717	(82,629)	-
Interest received		5,815	162,484	2,134	3,832
Net operating cash flows used in operating activities	30 (a)	(1,927,846)	(3,244,497)	(1,935,409)	(2,190,286)
Cash flows from investing activities					
Proceeds from sale of controlled entity and investments		-	-	-	-
Purchase of controlled entities	30 (b)	-	(308,000)	-	(43,027)
Purchase of investments		-	(43,027)	-	(98,165)
Deposits paid for investments		-	(27,400)	-	-
Proceeds from Disposal/Payment made for purchase of plant and equipment		93,196	(94,231)	-	-
Loans made to other corporations		-	(30,668)	-	-
Loan repayments received		-	12,668	-	(18,000)
Loans made to related entities		-	-	-	(2,271,636)
Net investing cash flows		93,196	(490,658)	-	(2,430,828)
Cash flows from financing activities					
Proceeds from issues of shares and options		1,853,619	2,147,087	1,853,619	2,147,087
Share and option issue costs paid		-	(50,000)	-	(50,000)
Repayment of borrowings		(829,503)	-	(550,003)	-
Proceeds from borrowings		300,000	3,142,469	300,000	3,006,408
Repayment of finance lease principal		(134,461)	(943,624)	(33,357)	(88,600)
		1,189,655	4,295,914	1,570,259	5,014,895
Net increase (decrease) in cash held		(644,995)	560,760	(365,150)	393,781
Cash at beginning of the financial year		839,434	277,845	556,278	162,497
Cash at the end of the financial year	4	194,439	839,434	191,128	556,278

The accompanying notes form an integral part of this Statement of Cash Flows.

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Note 1. Statement of Significant Accounting Policies

Notes to the Annual Report for the Year Ended 30 June 2003

These general purpose financial statements have been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial statements have also been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Principles of Consolidation

The consolidated Statement of Financial Performance and Statement of Financial Position incorporate the assets and liabilities of all entities controlled by Multiemedia Limited ("Company" or "parent entity") as at 30 June 2003 and the results of all controlled entities for the year then ended. Multiemedia Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Income Tax

Tax effect accounting is followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Note 1. Statement of Significant Accounting Policies

(c) Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(l)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognised as revenue in the statement of financial performance.

(d) Revenue Recognition

Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Revenue is recognised for the major business activities as follows:

(i) Provision of Services

Contract revenue is recognised in accordance with the percentage of completion method. The stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

In cases where revenue is received other than in cash, the revenue is recognised, when it is capable of reliable measurement.

Other internet services revenue is recognised when the service is provided.

(ii) Sale of Products

A sale is recorded when goods have been dispatched to a customer pursuant to a sales order and the associated risks have passed to the carrier or customer.

(iii) Licensing of Technology

Licensing revenues are recognized when cash is received in accordance with licenses issued.

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Note 1. Statement of Significant Accounting Policies (continued)

(e) Receivables

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists, usually in the event when the debt is more than 90 days overdue.

As at 30 June 2003 Multie Technology Distribution Pty Ltd had a debt factoring facility with the Westpac Banking Group. Each day a list of invoices less credit notes are submitted to the bank, 80% of the total is available as credit.

Receipts from the previous day are submitted to the bank and 20% is available for drawdown.

Subsequent to 30 June 2003, the debt factoring facility was discontinued with the Westpac Banking Corporation and taken up with Bibby Financial Services Australia Pty Ltd. Refer to subsequent event note for details.

(f) Inventories

Finished goods are stated at the lower of cost and net realisable value. Costs are assigned to individual items of stock on the basis of weighted average costs.

(g) Investments

Investments in listed and unlisted securities, other than controlled entities in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities are accounted for in the consolidated financial statements as set out in note 1(a).

(h) Non-Current Assets

Non-current assets are recorded at cost and are reviewed regularly to determine whether their carrying amounts require write down to recoverable amount.

Write downs to recoverable amount are recognised immediately as an expense in the net profit or loss.

(i) Depreciation of Property, Plant and Equipment

Depreciation is calculated on a straight line basis to write off the cost of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

	2003	**2002**
Plant and equipment	2-5 years	2-5 years
Computer equipment	2-3 years	2-3 years
Furniture and fittings	5 years	5 years

(j) Leasehold Improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. There are no leasehold improvements held at the current reporting date.

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Note 1. Statement of Significant Accounting Policies (continued)

(k) Leased Non-Current Assets

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at the reporting date are being amortised over a period of five years.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(l) Intangible Assets and Expenditure Carried Forward

(i) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the consideration over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over 20 years, being the period during which the benefits are expected to arise. The cost of acquisition is discounted as described in note 1(c) where settlement of any part of cash consideration is deferred.

(ii) Intellectual Property

Intellectual property includes the cost of patents, copyrights, trademarks, trade secrets, proprietary technology and similar intellectual property critical to its success. Intellectual property is amortised on a straight line basis over the period of 20 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered no longer probable is written off.

(m) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.

(n) Interest Bearing Liabilities

Loans and debentures are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

Note 1. Statement of Significant Accounting Policies (continued)

(o) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and
- other types of employee benefits

are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 26 is not being recognised as an employee benefits expense.

In respect of the consolidated entity's defined benefits superannuation plans, any contributions made to the superannuation plans by entities within the consolidated entity are recognised against profits when due.

(p) Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- finance lease charges.

(q) Cash

For the purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(r) Earnings per Share

Basic earnings per share is determined by dividing the loss from ordinary activities after related income tax attributable to members of the Company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Note 1. Statement of Significant Accounting Policies (continued)

(s) Foreign Currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract

Specific hedges

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the net profit.

(t) Changes in Accounting Policy

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to foreign currency translation and employee benefits.

The entity has adopted revised Accounting Standard AASB 1012 "Foreign Currency Translation", applicable to annual reporting periods beginning on or after 1 January 2002. In accordance with the revised Standard, the entity has for the first time recognised foreign currency contracts that are hedges on the Statement of Financial Position. Previously, foreign currency contracts that qualified for hedge accounting were not recognised in the Statement of Financial Position. As at 30 June 2003 the change in accounting policy has not had a material impact.

The entity has adopted revised Accounting Standard AASB 1028 "Employee Benefits" applicable to annual reporting periods beginning on or after 1 July 2002. In accordance with the revised Standard, the measurement of employee benefit obligations is now based on remuneration rates that the entity expects to pay when the liability is settled. Previously, the measurement of the liability was based on remuneration rates at the date of recognition of the liability. The change in accounting policy has resulted in an increase of $nil in current liabilities and an increase of $nil in non-current liabilities. Employee benefits expense during the current period has also increased by $nil as a result of the accounting policy change, and opening retained profits has decreased by $nil. These amounts are all $nil as the entity is not able to reliably estimate expected increases to remuneration rates impacting the current and non-current liabilities at 30 June 2003.

(u) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

	Note	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Note 2. Profit and Loss Items					
Loss from ordinary activities is after crediting the following revenues:					
Revenues from operating activities:					
Internet services		1,911,758	4,429,150	-	-
Sale of products		21,196,142	23,182,833	-	-
Sale of other services		98,585	411,350	-	557,299
Total revenues from operating activities		23,206,485	28,023,333	-	557,299
Revenues from non operating activities:					
Gain on loss of control of Subsidiary (a)		919,026	-	-	-
Other revenue items (b)		2,773,118	152,570	2,834,437	79,333
Total revenues from non operating activities:		3,692,144	152,570	2,834,437	79,333
Total revenues from ordinary activities		26,898,629	28,175,903	2,834,437	636,632
Loss from ordinary activities is after charging the following expenses:					
Cost of goods sold		19,044,784	21,878,684		
Depreciation and Amortisation					
Depreciation of:					
- plant and equipment	9	329,061	638,071	96,366	297,343
- furniture and fittings	9	9,088	24,745	3,661	9,254
- leased equipment	9	32,772	37,680	32,772	37,680
Total depreciation		370,921	700,496	132,799	344,277
Amortisation of:					
- goodwill	10	343,813	261,711	163,813	73,575
- intellectual properties	10	173,206	-	125,005	-
Total amortisation		517,019	261,711	288,818	73,575
Total depreciation and amortisation		887,940	962,207	421,617	417,852
Borrowing Costs					
Interest paid or payable to:					
- Other unrelated persons		255,650	465,135	82,629	289,184
Finance charges related to leases		29,800	57,440	14,643	20,675
Total borrowing costs		285,450	522,575	97,272	309,859

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

	Note	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Note 2. Profit and Loss Items (continued)					
Other expense items					
Writedown of investments to recoverable amount		-	1,609,245	1,876,329	1,609,245
Writedown of intellectual property to recoverable amount	11	2,199,995	7,191,817	2,199,995	7,191,817
Writedown of goodwill to recoverable amount		2,936,988	1,681,658	1,067,161	-
Net charge to provision for doubtful debts		158,117	914,088	-	1,174,969
Provision for unrecoverable loans		154,379	-	1,823,018	2,471,110
Net loss on sale of property, plant and equipment		(14,815)	4,337	2,807	4,908
Operating lease rentals		55,164	441,624	-	112,741
Note 3. *Income Tax*					
Income Tax Loss					
The income tax expense for the financial year differs from the amount calculated on the loss. The differences are reconciled as follows:					
Operating loss before income tax expenses		(5,623,809)	(16,027,818)	(6,421,360)	(13,538,676)
Prima facie tax thereon at 30%		(1,687,143)	(4,808,345)	(1,926,408)	(4,061,603)
Less tax effect of permanent differences:					
- Writedown of Goodwill to recoverable amount		881,096	504,497	320,148	-
- Writedown of Intellectual Property to recoverable amount		659,999	2,157,545	659,999	2,157,545
- Non deductible amortisation		155,106	78,513	86,645	22,073
- Writedown of investments		-	482,774	562,899	482,774
- Writedown of loans		46,314	-	546,905	74,333
- Other non allowable items		13,265	22,647	11,123	14,561
Tax benefit of losses not brought to account		-	1,562,369	-	1,310,317
Recouped tax losses during the year		(68,637)	-	(261,311)	-

Note 3. Income Tax (continued)

No future income tax benefit has been recognised.

The benefit of losses is not brought to account as realisation is not virtually certain. The amount of tax losses is not quantified as the amount cannot be reliably determined at this time. The benefit will only be obtained if:

(i) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefits from the deductions for the losses to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

		Consolidated		Parent	
	Note	2003 $	2002 $	2003 $	2002 $
Note 4. Cash Assets					
Cash at bank and on hand		194,439	372,906	191,128	89,750
Deposits on call		-	466,528	-	466,528
		194,439	839,434	191,128	556,278
Note 5. Receivables (Current)					
Trade debtors		2,655,750	5,248,148	32,985	1,774,886
Provision for doubtful debt		(96,441)	(2,030,072)	(4,517)	(1,769,191)
Trade debtors, net		2,559,309	3,218,076	28,468	5,695
Non-trade amounts owing by:					
Related parties					
- Wholly-owned group		-	-	-	1,315,318
- Director related entites		-	36,000	-	36,000
Total related party receivables (current)		-	36,000	-	1,351,318
Deposits		33,648	38,194	-	38,194
Other debtors		29,812	104,848	-	8,426
Total current receivables, net		2,622,769	3,397,118	28,468	1,403,633
Receivables (Non-Current)					
Related parties					
- Loans to wholly owned group entities		-	-	198,031	350,900
Total non-current receivables, net		-	-	198,031	350,900
Note 6. Inventories (Current)					
Finished goods - at cost		873,633	1,024,254	-	-
Work in progress - at cost		-	101,388	-	-
Total current inventories		873,633	1,125,642	-	-

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

		Consolidated		Parent	
	Note	2003 $	2002 $	2003 $	2002 $
Note 7. Other Assets (Current)					
Prepayments		367,471	83,695	367,471	46,786
Security deposit		46,205	46,205	-	-
Other		-	92,748	-	-
Total other current assets		413,676	222,648	367,471	46,786
Note 8. Other Financial Assets (Non-Current)					
Investments carried at cost:					
Securities not quoted on prescribed stock exchanges:					
- Shares in controlled entities	28	-	-	3,276,328	3,276,328
- Provision for Diminution of Investment		-	-	(1,876,328)	-
Total non-current other financial assets		-	-	1,400,000	3,276,328

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

	Note	Consolidated		Parent	
		2003 $	2002 $	2003 $	2002 $
Note 9. Property, Plant and Equipment					
Plant and Equipment					
Cost					
Opening balance		1,540,309	1,093,819	668,307	1,022,752
Additions		3,251	80,852	-	1,088
Disposals		(383,076)	(589,075)	(124,692)	(355,533)
Acquisitions through subsidiaries acquired		-	954,713	-	-
Disposal of Deconsolidated Assets		(377,361)	-	-	-
Closing balance		783,123	1,540,309	543,615	668,307
Accumulated Depreciation					
Opening balance		740,236	506,929	537,894	506,929
Depreciation for the year	2	329,061	638,071	96,366	297,343
Disposals		(515,466)	(404,764)	(124,129)	(266,378)
Closing balance		553,831	740,236	510,131	537,894
Net book value		229,292	800,077	33,484	130,413
Furniture and Fitting					
Cost					
Opening balance		187,430	79,780	24,744	64,764
Additions		-	17,449	-	1,500
Acquisitions through subsidiaries acquired		-	146,737	-	-
Disposals		(8,275)	(56,536)	-	(41,520)
Disposal of Deconsolidated Assets		(84,871)	-	-	-
Closing balance		94,284	187,430	24,744	24,744
Accumulated Depreciation					
Opening balance		29,646	18,041	13,805	18,041
Depreciation for the year	2	9,088	24,745	3,661	9,254
Disposals		(21,880)	(131,40)	-	(13,490)
Closing balance		16,854	29,646	17,466	13,805
Net book value		77,430	157,784	7,278	10,939
Plant and Equipment Under Finance Lease					
Cost					
Opening balance		219,076	369,076	219,076	369,076
Additions		-	-	-	(150,000)
Disposals		-	(207,749)	-	-
Acquisitions through subsidiaries acquired		-	57,749	-	-
Closing balance		219,076	219,076	219,076	219,076
Accumulated Depreciation					
Opening balance		64,306	53,947	64,306	53,947
Depreciation for the year	2	32,772	37,680	32,772	37,680
Disposals		-	(27,321)	-	(27,321)
Closing balance		97,078	64,306	97,078	64,306
Net book value		121,998	154,770	121,998	154,770
Total property, plant and equipment, at cost		1,096,483	1,946,815	787,435	912,128

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

	Note	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Note 10. Intangibles (Non-Current)					
Goodwill, at cost		5,096,544	5,096,544	1,451,700	1,451,700
Accumulated amortisation	2	(759,539)	(415,726)	(384,539)	(220,726)
Writedown to recoverable Amount		(2,937,005)		(1,067,161)	
Goodwill, net		1,400,000	4,680,818	-	1,230,974
Intellectual properties		11,632,937	11,632,937	11,438,000	11,438,000
Accumulated amortisation		(1,091,344)	(921,184)	(1,046,188)	(921,183)
Writedown to recoverable amount	2	(10,391,812)	(8,191,817)	(10,391,812)	(8,191,817)
Intellectual properties, net		149,781	2,519,936	-	2,324,499
Total intangible assets, net		1,549,781	7,200,754	-	3,555,973

The Directors resolved to review the carrying value of non-current assets as at 30 June 2003. In reviewing the carrying value of Intellectual Property known as ZoneStudio, the Directors resolved to write down the carrying value of ZoneStudio to a value of NIL.

	Note	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Note 11. Other Assets (Non-Current)					
Rental deposit		48,399	34,269	48,399	33,369
Total other non-current assets		48,399	34,269	48,399	33,369
Note 12. Payables (Current)					
Trade creditors - unsecured		3,696,911	3,480,762	240,823	141,799
Sundry creditors		364,691	1,499,556	118,666	63,015
Total current payables		4,061,602	4,980,318	359,489	204,814

	Note	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Note 13. Interest Bearing Liabilities (Current)					
Secured:					
Factoring - debtors (a)		1,789,341	1,823,840	-	-
Hire purchase liability		160,790	275,917	42,803	44,952
Convertible Notes (b)		300,000	-	300,000	-
Unsecured:					
Other loans		253,989	165,034	253,989	165,034
Total current interest bearing liabilities		2,504,120	2,264,791	596,792	209,986

(a) The debtor factoring Facility is provided by Westpac Banking Corporation and is reviewable annually. Security for the facility is by way of corporate guarantees between the parent and certain subsidiaries, together with a second ranking fixed and floating charge over the assets and undertakings of Multie Technology Distribution Pty Ltd. In addition, there is an undertaking from the guarantors not to seek repayment of loans advanced to Multie Technology Distribution Pty Ltd without the consent of Westpac Banking Corporation, and an undertaking from the Directors of Multie Technology Distribution Pty Ltd, Les Jessop and Adrian Ballintine to indemnify the bank against loss, cost or expenses arising from fraudulent invoicing, unenforceable debt purchased by the bank for any reason, disputed debt and banking of proceeds of the debt purchased by the bank.

The interest, fees and charges for the facility are:

Discount Fee: 0.10% of the invoiced amount.

Interest Rate: Variable. Currently 10% per annum on the daily balance outstanding which is the Overdraft Business Rate, currently 7.15% p.a. plus a margin of 2.85% p.a.

Subsequent to 30 June 2003, the debt factoring facility was discontinued with the Westpac Banking Corporation and taken up with Bibby Financial Services Australia Pty Ltd. Refer to subsequent event note for details.

(b) During the year convertible notes were issued to raise capital of $300,000. These notes are interest free for the first 6 months. After the initial 6 month period, interest will be incurred at a rate of 8.95% per annum.

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Note 14. Provisions (Current)				
Employee benefits (a)	215,787	154,417	105,474	65,566
Tax	-	34,642	-	-
Total current provisions	215,787	189,059	105,474	65,566

(a) At 30 June 2003, the consolidated entity employed 37 full time equivalent employees.

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Note 15. Other Liabilities (Current)				
Accrued expenses	112,107	358,450	90,479	142,053
Share capital to be issued (Note 18)	-	336,687	-	336,687
Total current other liabilities	112,107	695,137	90,479	478,740

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

	Note	Consolidated		Parent	
		2003 $	2002 $	2003 $	2002 $
Note 16. Interest Bearing Liabilities (Non-Current)					
Secured:					
Bank Loans (a)		-	3,286,105	-	3,286,105
Hire purchase liability		93,530	243,591	93,530	121,713
Total non-current interest bearing liabilities		93,530	3,529,696	93,530	3,407,818

(a) The bank loan was for a term of three years from Australia & New Zealand Banking Group Limited to Multiemedia Limited.The security for the facility were guarantees from each of the Company's subsidiaries supported by fixed and floating charges over all the assets and undertakings of the Group. During the 2003 financial year the ANZ loan was fully discharged.

Note 17. Provisions (Non-Current)				
Employee benefits	277,078	170,612	60,951	29,682
Total non-current provisions	277,078	170,612	60,951	29,682
Note 18. Contributed Equity				
Share Capital				
Ordinary shares fully paid	57,662,317	55,274,198	57,662,317	55,274,198

Movements for the Year	**Number of Shares 2003**	**Value of Shares 2003**	**Number of Shares 2002**	**Value of Shares 2002**
Opening balance	536,446,351	55,274,198	332,688,465	50,706,896
Options converted to ordinary shares	-	-	575,000	7,600
Shares issued in lieu of cash	20,000,000	195,000	106,654,315	2,873,100
Share placement	206,923,814	2,193,119	96,528,571	1,802,800
			536,446,351	55,390,396
Transaction costs arising on share issues				(116,198)
Closing balance	763,370,165	57,662,317	536,446,351	55,274,198

Shares issued in lieu of cash were distributed as follows:	**Number of shares**	**$**
Pursuant to Nethead Acquisition (a)	20,000,000	195,000

(a) The Nethead acquisition occurred in 2002. As part of the payment terms of the acquisition a total of 20,000,000 shares were issued during 2003.

Note 18. Contributed Equity (continued)

Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of (and amounts paid) on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. At 30 June 2003, all shares issued were fully paid.

Options

During the year 63,500,000 options (2002: 30,150,000) were granted, 65,000,001 (2002: 37,726,201) options were cancelled and 0 options (2002: 575,000) exercised. Each option is convertible into one ordinary share. The number of unissued ordinary shares under these options as at 30 June 2003 is 68,750,000 (2002: 70,250,001).

The date and exercise price of the options outstanding are set out below:

Exercise Date	Number of Options	Exercise Price $
Not later than 1/12/07	27,500,000	0.030
Not later than 1/12/07	17,500,000	0.070
Not later than 1/12/07	7,500,000	0.10
Not later than 22/10/07	4,500,000	0.02
Not later than 30/6/04	5,000,000	0.02
Not later than 30/6/05	250,000	0.012
Not later than 30/6/05	1,500,000	0.012
Not later than 30/6/05	1,000,000	0.012
Not later than 30/6/05	2,000,000	0.012
Not later than 30/6/05	2,000,000	0.022
	68,750,000	

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
Note 19. Accumulated Losses				
Accumulated losses at the beginning of the financial year	(53,171,315)	(37,143,497)	(50,151,415)	(36,612,739)
Net loss	(5,623,809)	(16,027,818)	(6,421,360)	(13,538,676)
Accumulated losses at the end of the financial year	(58,795,124)	(53,171,315)	(56,572,775)	(50,151,415)

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Note 20. Financial Instruments

(a) Credit Risk Exposures

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts. The total credit risk exposure of the consolidated entity could also be considered to include the difference between the carrying amount and the realisable amount.

(b) Interest Rate Exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity tends to hold fixed rate assets and liabilities to maturity.

2003			**Fixed Interest Maturing in**				
	Note	**Floating** $	**1 Year or Less** $	**1 to 5 Years** $	**More than 5 Years** $	**Non-Interest Bearing** $	**Total** $
Financial Assets							
Cash and deposits	4					194,439	194,439
Receivables	5					2,559,309	2,559,309
						2,753,748	2,753,748
Weighted average interest rate							
Financial Liabilities							
Factoring loans	13	1,789,341					1,789,341
Other loans secured	16		300,000				300,000
Other loans non secured	13		253,989				253,989
Trade and other creditors	12					4,061,602	4,061,602
Lease liabilities	13,16		160,790	93,530			254,320
			714,779	93,530		4,061,602	6,659,252
Weighted average interest rate		10.00%	5.56%	6.13%			
Net financial assets (liabilities)		(1,789,341)	(714,779)	(93,530)		(1,307,854)	(3,905,504)
2002							
Financial Assets							
Cash and deposits	4	466,528	-	-	-	372,906	839,434
Receivables	5	-	-	-	-	3,361,118	3,361,118
		466,528	-	-	-	3,734,024	4,200,552
Weighted average interest rate		3.00%					
Financial Liabilities							
Factoring loans	13	1,823,840	-	-	-	-	1,823,840
Other loans secured	16	-	-	3,286,105	-	-	3,286,105
Other loans non secured	13	-	165,034	-	-	-	165,034
Trade and other creditors	12	-	-	-	-	4,980,318	4,980,318
Lease liabilities	13,16	-	275,917	243,591	-	-	519,508
		-	2,264,791	3,529,696	-	4,980,318	10,774,805
Weighted average interest rate		9.55%	7.96%	7.96%			
Net financial assets (liabilities)		466,528	(2,264,791)	(3,529,696)	-	(1,246,294)	(6,574,253)

Note 20. Financial Instruments (continued)

(c) Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

The carrying amounts and net fair values of financial assets and liabilities at balance date are:

		Consolidated		Consolidated	
	Note	2003 Carrying Amount $	2003 Net Fair Value $	2002 Carrying Amount $	2002 Net Fair Value $
On-balance sheet financial instruments					
Cash	4	194,439	194,439	372,906	372,906
Deposits	4	-	-	466,528	466,528
Trade debtors	5	2,559,309	2,559,309	3,218,076	3,218,076
Other debtors	5,11	78,211	78,211	177,311	177,311
		2,831,959	2,831,959	4,234,821	4,234,821
Financial liabilities					
Trade creditors	12	3,696,911	3,696,911	3,480,762	3,480,762
Sundry creditors	12	364,691	364,691	1,499,556	1,499,556
Other loans	13,16	2,343,330	2,343,330	5,274,979	5,274,979
Hire purchase liabilities	13,16	254,320	254,320	519,508	519,508
		6,659,252	6,659,252	10,774,805	10,774,805

The fair value of shares in other corporations is estimated at cost unless the shares are publicly traded.

Note 21. Income of Directors

The number of Directors of the parent entity, who were paid, or were due to be paid, but excluding prescribed benefits disclosed later in this note under 'retirement benefits', directly or indirectly from the Company or any related party as shown in the following bands were:

	Consolidated		Parent	
Bands	2003 $	2002 $	2003 $	2002 $
$20,000 - $29,999	1	-	1	-
$40,000 - $49,999	1	1	1	1
$50,000 - $59,999	-	1	-	1
$60,000 - $69,999	1	-	1	-
$80,000 - $89,999	-	1	-	1
$130,000 - $139,999	-	1	-	1
$190,000 - $199,999	-	1	-	1
$200,000 -$ 209,999	-	-	-	1
$220,000 - $229,999	-	1	-	-
$270,000 - $279,999	-	1	-	1
$300,000 - $309,999	1	-	1	-
The aggregate income of the Directors referred to above is	444,129	$1,012,981	444,129	$1,012,981

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Note 22. Income of Executives

	Consolidated		Parent	
Bands	**2003** $	**2002** $	**2003** $	**2002** $
Remuneration received or due and receivable by executive officers of the consolidated entity whose remuneration is $100,000 or more, from entities in the consolidated entity or a related party, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise.	400,208	694,180		
Remuneration received or due and receivable by executive officers of the consolidated entity whose remuneration is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company or any of its subsidiaries, whether as an officer or otherwise.			198,904	258,438
$110,000 - $119,000	-	1	-	1
$120,000 - $129,999	-	1	-	-
$130,000 - $139,999	-	1	-	1
$140,000 - $149,999	-	1	-	-
$160,000 - $169,999	-	1	-	-
$190,000 - $199,000	1	-	1	-
$200,000 - $209,999	1	-	-	-
The aggregate income of the executives referred to above is	400,208	694,180	198,904	258,438

For the 2003 year, options granted as part of remuneration have been valued using the Black-Scholes option pricing model, which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option. Prior year comparative have not been restated..

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Note 23. Retirement Benefits of Directors

For the year ended 30 June 2003, there were no retirement benefits paid or payable to any of the Directors.

Note 24. Remuneration of Auditors

Remuneration received, or due and receivable, by the auditor of the parent entity and its affiliates for:

	Consolidated		Parent	
Bands	**2003 $**	**2002 $**	**2003 $**	**2002 $**
Audit of the financial statements				
- Andersen	-	22,000	-	22,000
- Ernst Young	92,000	51,000	92,000	51,000
Tax services				
- Andersen	-	6,000	-	6,000
- Ernst Young	27,500	-	27,500	-
	119,500	79,000	119,500	79,000

Note 25. Commitments for Expenditure

		Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Commitments in relation to hire purchase are as follows:					
Not later than one year		181,907	275,739	52,021	45,097
Later than one year but not later than five years		93,530	290,346	93,530	145,428
Later than five years		-	-	-	-
		275,437	566,085	145,551	190,525
Less: Future finance charges		21,117	46,577	9,218	23,861
		254,320	519,508	136,333	166,663
Reconciled to:					
Current liability	13	160,790	275,917	42,803	44,952
Non-current liability	16	93,530	243,591	93,530	121,713
		254,320	519,508	136,333	166,665
Commitments to various Contractors and Suppliers:					
Not later than one year		934,312	-	934,312	-
Later than one year but not later than five years		1,658,149	-	1,658,149	-
Later than five years		-	-	-	-
		2,592,461	-	2,592,461	-
Capital Expenditure Commitments					
Not later than one year		1,180,825	-	1,180,825	-
Later than one year but not later than five years		-	-	-	-
Later than five years		-	-	-	-
		1,180,825	-	1,180,825	-

The weighted average interest rate implicit in the leases and hire purchase commitments are [illegible] (2002: [illegible])

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

		Consolidated		Parent	
Bands		**2003** **$**	**2002** **$**	**2003** **$**	**2002** **$**
Note 26. Employee Benefits					
Provision for employee benefits					
Current	14	215,787	154,417	105,474	65,566
Non-current	17	277,078	170,612	60,951	29,682
Aggregate employee benefit liability		492,865	325,029	166,425	95,248

Options

The establishment of a new Executive Officer Option Plan, Executive Officer Option Plan No 2 was approved by special resolution at the annual general meeting of the Company held on 28th September, 2001. All full time executive officers of Multiemedia Limited (excluding Directors) are eligible to participate in the plan at the discretion of the Directors.

All options issued under the Executive Officer Option Plan approved by special resolution at the annual general meeting of the Company held on 10th December, 1999 were surrendered and cancelled. The total number of options the Company has been authorised to issue under Executive Officer Option Plan No 2 ("the Plan") must not exceed 5% of the total number of shares on issue at any time.

All options issued under the Plan are granted for no consideration and carry an exercise price of not less than the price which is calculated by discounting the closing price for ordinary shares on the date of issue by not more than 10%. Each option is convertible into one ordinary share and all options expire no later than 30 June 2005. The amount received on the exercise of options is recognised as issued capital at the date of issue of the shares. The amount so recognised during the year was nil (2002: $7,600).

The number of executive options made available since the commencement of the Plan equals the number of options granted and at 30 June 2003 16,250,000 options were outstanding under the plan.

The movement in options granted to executive officers can be specified as follows:

	2003 **$**	**2002** **$**
Outstanding at start of year	28,250,000	3,247,700
Granted this year	18,000,000	29,575,000
Cancelled this year	(30,000,000)	(3,997,700)
Exercised this year	-	(575,000)
Outstanding at 30 June	16,250,000	28,250,000

(a) Options held at the beginning of the reporting period:

The following table summarises information about options held by employees as at 1 July 2002:

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price
1,500,000	19/11/01	17/2/02	30/06/05	0.012
1,000,000	15/11/01	13/2/02	30/06/05	0.012
2,000,000	26/11/01	24/2/02	30/06/05	0.012
250,000	19/11/01	17/2/02	30/06/05	0.012
700,000	05/04/02	04/07/02	30/06/05	0.016
100,000	26/11/01	24/2/02	30/06/05	0.012
175,000	05/04/02	04/06/02	30/06/05	0.016
350,000	05/04/02	04/06/02	30/06/05	0.016
175,000	05/04/02	04/06/02	30/06/05	0.016
10,000,000	07/05/02	05/08/02	30/06/05	0.022
2,000,000	07/05/02	05/08/02	30/06/05	0.022
5,000,000	07/05/02	05/08/02	30/06/05	0.045
5,000,000	07/05/02	05/08/02	30/06/05	0.022
30,000,000	10/01/00	10/01/00	10/01/03	0.25
4,500,001	01/10/00	01/10/00	14/7/03	Nil
7,500,000	11/04/01	11/04/01	06/04/03	0.10

(b) Options granted during the reporting period:

The following table summarises information about options granted by Multiemedia Ltd to employees during the year:

2002

250,000	19/11/01	22/10/02	30/06/05	0.012
1,500,000	19/11/01	19/11/01	30/06/05	0.012
1,000,000	15/11/01	15/11/01	30/06/05	0.012
2,000,000	26/11/01	26/11/01	30/06/05	0.012
2,000,000	07/05/02	07/05/02	30/06/04	0.022
2,000,000	26/11/01	26/11/01	30/06/05	0.012
700,000	05/04/02	05/04/02	30/06/05	0.016
175,000	05/04/02	05/04/02	30/06/05	0.016
350,000	05/04/02	05/04/02	30/06/05	0.016
175,000	05/04/02	05/04/02	30/06/05	0.016
10,000,000	07/05/02	07/05/02	30/06/05	0.022
5,000,000	07/05/02	07/05/02	30/06/05	0.045
5,000,000	07/05/02	07/05/02	30/06/05	0.022

2003

27,500,000	20/12/02	20/12/02	01/12/07	0.03
17,500,000	20/12/02	20/12/02	01/07/07	0.07
7,500,000	20/12/02	20/12/02	01/07/07	0.10
4,500,000	31/10/02	29/1/03	22/10/07	0.02
5,000,000	31/10/02	29/1/03	30/04/04	0.02
1,500,000	05/06/03	05/06/03	30/06/04	0.015

(c) Options exercised during the reporting period:

There were no options exercised during the reporting period by employees.

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

(d) Options held as at the end of the reporting period:

The following table summarises information about options held by the employee as at 30 June 2003:

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price
27,500,000	20/12/02	20/12/02	01/12/07	0.03
17,500,000	20/12/02	20/12/02	01/07/07	0.07
7,500,000	20/12/02	20/12/02	01/07/07	0.10
3,000,000	31/10/02	31/10/02	22/10/07	0.02
5,000,000	31/10/02	29/1/03	30/06/04	0.02
250,000	19/11/01	22/10/02	30/06/05	0.012
1,500,000	19/11/01	17/2/02	30/06/05	0.012
1,000,000	15/11/01	13/02/02	30/06/05	0.012
2,000,000	26/11/01	24/2/02	30/06/05	0.012
2,000,000	07/05/02	05/08/02	30/06/04	0.022
1,500,000	05/06/03	05/06/03	30/06/04	0.015

Note 27. Related Parties

(a) Directors

The following persons held the position of Director of Multiemedia Limited during all of the financial year, unless otherwise stated:

	Appointed
Adrian Maxwell Ballintine	
John Walker	
Elwood Charles Ellison III	
Clinton Starr	12/11/02

(b) Related Party Loans:

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
Loans to entities disclosed in note 6				
- Balmac Ventures Pty Ltd	-	36,000	-	36,000

The payroll tax for the entity which was merged with Multiemedia was never intended to be a personal debt for the Directors of that Company. Accordingly Multiemedia has agreed to accept liability for the tax debt and write-off the loan.

Note 27. Related Parties (continued)

(c) Transactions of Directors and Director-Related Entities Concerning Shares or Share Options:

	Parent Entity and Consolidated	
	2003 Number	2002 Number
Acquisitions		
Ordinary Shares in Multiemedia Ltd	52,384,400	34,746,200
Options over ordinary shares in Multiemedia Ltd	52,500,000	15,000,000
Disposals		
Ordinary Shares in Multiemedia Ltd	10,187,000	35,980,976
Options exercised in Multiemedia Ltd	-	-
Cancelled		
Options over ordinary shares in Multiemedia Ltd	15,000,000	42,500,000

The options listed under acquisitions, and the terms and conditions under which those options were granted, were approved by special resolutions at the general meetings of the Company held on 10 December 1999 (for 2000) and 29 November 2000 (for 2001) respectively.

(d) Shares and Options Held by Directors

Aggregate numbers of shares and share options of Multiemedia Limited, held directly, indirectly or beneficially by Directors of the Company or the consolidated entity or their Director-related entities at balance date:

	Parent Entity and Consolidated	
	2003 Number	2002 Number
Ordinary Shares	81,739,710	39,542,310
Options over ordinary shares in Multiemedia Ltd	52,500,000	15,000,000

(e) Other Transactions with Directors and Director-Related Entities:

Jamif Pty Ltd

Adrian Ballintine is a Director and shareholder of Jamif Pty Ltd. During the year Jamif Pty Ltd provided $46,406.80 of consulting services to the Company

Thrifty Car Rentals

John Walker is the CEO of Thrifty Car Rentals. During the year Thrifty provided services to the value of $16,972.49 at fair value.

Convertible Notes

During the year convertible notes were issued to raise capital of $300,000. These notes were interest free for the first 6 months. After the initial 6 month period interest was incurred at a rate of 8.95% per annum. Notes to the value of $150,000 were issued to Adrian Ballintine, $100,000 to Clinton Starr and $50,000 to Peter Polson (director related entity)

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Note 28. Controlled Entities

The consolidated financial statements at 30 June 2003 include the following controlled entities. The financial years of the controlled entities are the same as the parent entity.

Name of Controlled entity	Place or Incorporation	% of shares held 2003	2002
Multiemedia Limited	Australia	-	-
Moby 6 Pty Ltd	Australia	100	100
Multie Software Products Pty Ltd (formerly Zonewerx Pty Ltd)	Australia	100	100
Multie Software & Services Pty Ltd (a)	Australia	-	100
Multie Technology Pty Ltd	Australia	100	100
Multie Technology Distribution Pty Ltd	Australia	100	100
Multie Broadband Services Pty Ltd	Australia	100	100
Computer Warranty Services Pty Ltd	Australia	100	100
Click'n'Go! RMS Pty Ltd	Australia	100	100
Australasian Broadband Services Limited	Australia	100	100

(a) The subsidiary Multie Software Services Pty Ltd was placed into voluntary administration on the 17/6/03. As a result of the deconsolidation of this entity following the loss of control, a gain of $919,026 was recorded in the Consolidated Statement of Financial Position.

ote 29. Segment Information

egment Result	Licensing of Technology		Distribution of Technology Products		Communications and Software		Other		Eliminations		Consolidated	
	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $
evenue:												
ales to Customers outside the Group	33,584	411,350	20,779,424	23,182,834	2,393,477	4,429,150	-	79,333	-	-	23,206,485	28,102,667
ther Revenues from Customers m utside the Group	-	-	3,681	27,426	-	45,811	2,834,43	-	(65,000)	-	2,773,118	73,237
tal Segment Revenue	33,584	411,350	20,783,105	23,210,260	2,393,477	4,474,961	2,834,437	-	(65,000)	-	25,979,603	-
nallocated Revenue	-	-	-	-	-	-	-	-	-	-	919,026	-
onsolidated Entity Revenue											26,898,629	28,175,903
esults												
egment Results	1,290,103	(1,154,843)	(138,058)	(143,115)	(1,100,021)	(3,466,772)	(6,421,360)	(11,263,088)	745,527	-	(5,623,809)	(16,027,818)
nallocated Expenses	-	-	-	-	-	-	-	-	-	-	-	-
onsolidated Entity Profit form dinary before income tax expense	-	-	-	-	-		-	-	-	-	(5,623,809)	(16,027,818)
come Tax Expense	-	-	-	-	-	-	-	-	-	-	-	-
onsolidated Entity Profit form dinary activities after income x expense	-	-	-	-	-	-	-	-	-	-	(5,623,809)	(16,027,818)
traordinary Items	-	-	-	-	-	-	-	-	-	-	-	-
t Profit	-	-	-	-	-	-	-	-	-	-	(5,623,809)	(16,027,818)

ote 29. Segment Information (continued)

egment Result	Licensing of Technology		Distribution of Technology Products		Communications and Software		Other		Eliminations		Consolidated	
	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $
egment Assets	47,11	62,796	3,907,526	4,816,700	-	2,693,763	2,396,257	19,166,123	(219,482)	(12,842,887)	6,131,417	13,932,496
nallocated Assets	-	-	-	-	-	-	-	-	-	-	-	-
otal Assets	47,116	62,796	3,907,526	4,816,700	-	2,693,763	2,396,257	19,166,123	(219,482)	(12,842,887)	6,131,417	13,932,496
egment Liabilities												
egment Liabilities	108,727	1,414,509	6,068,282	6,297,957	-	3,863,466	1,306,715	4,396,606	(219,482)	(4,142,925)	7,264,243	11,829,613
Jnallocated Liabilities	-	-	-	-	-	-	-	-	-	-	-	-
otal Liabilities	108,727	1,414,509	6,068,282	6,297,957	-	3,863,466	1,306,715	4,396,606	(219,482)	(4,142,925)	7,264,243	11,829,613
Other Segment Information												
cquisition of property, plant and equipment, intangible assets and other non-current assets	-	-	-	940,237	-	135,235	-	4,842,056	-	-	-	5,917,528
Depreciation	-	273,016	119,368	158,223	119,528	245,814	132,025	67,264	-	-	370,921	744,317
Amortisation	-	73,576	48,201	28,703	-	13,876	288,818	195,000	180,000	-	517,019	311,155
Non-cash expenses other than depreciation and amortisation	(1,668,638)	-	-	-	-	1,661,852	7,002,499	8,211,623	97,361	-	5,431,222	9,873,475

Geographical Segments

The group operates in a single geographical segment being Australia.

(a) Internet Services include the development and distribution of internet and e-commerce enabling tools.

FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

Note 30. Notes to the Statement of Cash Flows

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
(a) Reconciliation of Net Loss After Income Tax to Net Cash Provided by Operating Activities				
Net loss after income tax	(5,623,809)	(16,027,818)	(6,421,360)	(13,538,676)
Adjustments for non-cash income and Expense items:				
Depreciation	370,920	700,496	132,799	344,277
Amortisation of intangibles	517,020	261,711	288,818	220,726
Writedown of intangible	5,136,983	8,873,475	3,267,156	7,211,623
Writedown of investments	-	1,609,000	1,876,329	1,609,000
Writedown of loan amounts	294,239	-	1,859,017	2,471,110
Debt forgiven by creditor	(2,400,000)	-	(2,400,000)	-
Interest forgiven by creditor	(367,106)	-	(367,106)	-
Other gain from deconsolidation	(919,026)	-	-	-
Expenses paid with shares	-	268,000	-	268,000
Interest accumulated not paid	-	286,105	-	286,105
Transfers to provisions:				
Employee entitlements	133,193	(16,000)	71,777	97,929
Doubtful debts	(1,933,631)	(914,088)	(1,764,674)	(1,174,969)
(Profit)/loss on sale of plant and equipment	(14,815)	4,337	-	4,908
Changes in assets and liabilities net of effects from purchase and sale of controlled entities:				
(Increase)/decrease in assets:				
Receivables	2,004,544	1,891,490	1,280,822	(53,068)
Inventory	150,621	(122,000)	-	-
Prepayments and other assets	(242,067)	244,582	(182,846)	(67,820)
(Decrease)/increase in liabilities:	-	-	-	-
Payables, accruals and other Liabilities	965,088	185,084	423,859	130,569
Net cash provided from operating activities	(1,927,846)	(3,244,790)	(1,935,409)	(2,190,286)

FINANCIAL STATEMENTS FOR YEAR ENDED 30 June 2003

Note 30. Notes to the Statement of Cash Flows (continued)

During the previous year the Company paid expenses with shares issued in lieu of cash of $195,000. These transactions are not reflected in the Statement of Cash Flows for 2002.

Note 31. Earnings per Share

	Consolidated	
	2003 ¢	**2002** ¢
Basic loss per share	(0.87)	(3.7)
Diluted Loss per share (cents per share)	(0.87)	(3.7)
Earnings used in calculating basic and diluted loss per share.	(5,623,809)	(16,027,818)
Weighted average number of ordinary shares outstanding	643,152,880	436,677,514
Potential ordinary Shares that are not dilutive	68,750,000	70,250,001

Since the end of the Financial Year 12,000,000 options have been exercised at a weighted average price of 1.71 cents.

24,000,000 shares were issued as a result of the conversion of the convertible notes at a price of 1.25 cents and a further 77,307,867 shares have been issued as a result of capital raising at 5.4975 cents per share. 1,310,440 shares have been issued in lieu of directors fees at 7.0587 cents per share.

Note 32. Subsequent Events

Transcom, a United Kingdom ISP, has contracted with Multiemedia to provide its NewSat high-speed two-way satellite broadband service for deployment throughout Australia and the Pacific Rim.

Multiemedia and Soul Pattinson Telecommunications have executed a 5 year agreement for Teleport Services and a Memorandum of Understanding, which provides both parties with reciprocal rights to the sale of their products. Multiemedia's ViaSat Hub will be located at the Newcastle based Soul Pattinson Teleport. The agreement includes access to Multiemedia's Microsoft SPLA products.

Australian Private Networks has signed an agreement with Multiemedia under which Multiemedia will provide its NewSat high-speed two-way satellite broadband service to Australian Private for immediate deployment to its customer. The agreement also gives Australian Private Networks access to Multiemedia's infrastructure including its Microsoft SPLA products.

A $4.25 million capital raising has been completed through clients introduced by the Sydney-based stockbroking firm Findlay & Co Stockbrokers Limited. The funds will be used to further enhance Multiemedia's NewSat satellite service in the Asia-Pacific region.

Multiemedia has signed a Memorandum of Understanding with national telecommunications service provider people telecom for provision of NewSat high-speed two-way satellite broadband services to its customer base. The agreement includes re-branding rights and access to Multiemedia's Microsoft SPLA products.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Multiemedia Limited, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

ADRIAN BALLINTINE
DIRECTOR

Dated this 30 September 2003

INDEPENDENT AUDIT REPORT

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to the members of Multiemedia Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Multiemedia Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

ERNST & YOUNG

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Multiemedia Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the financial position of Multiemedia Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Robert J. Dalton
Partner
Melbourne
30 September 2003

AUSTRALIAN STOCK EXCHANGE ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Limited, which is not shown elsewhere in this report, is as follows:

The information is as at 29 August 2003.

(a) Statement of issued Securities

i. 775,370,141 ordinary fully paid shares. All carrying voting rights of one vote per share

ii. 56,750,000 each option is convertible into one ordinary share.

Quoted Shares
Of the above issued securities, 775,370,141 are listed on the Australian Stock Exchange Limited.

Options
All options are unquoted.

(b) Distribution of shareholdings

Number of Shares Held (Ordinary)		Number of shareholders
1	1,000	340
1,001	5,000	1,818
5,001	10,000	1,331
10,001	100,000	2,951
100,001	and over	964

c) Percentage held by largest shareholder (ordinary shares)

3.42%

d) Number of shareholders (ordinary shares) holding less than a marketable parcel (62,500 shares)

7,404

e) Substantial Shareholders

Shareholder	Ordinary Fully Paid Shares	% of Issued Capital
Jamif Pty Ltd	30,042,310	3.42
Mr Clinton Henry Starr	29,318,756	3.34

AUSTRALIAN STOCK EXCHANGE ADDITIONAL INFORMATION (continued)

(f) 20 Largest Shareholders

Shareholder	Ordinary Fully Paid Shares	% of Issued Capital
Jamif Pty Ltd	30,042,310	3.42
Mr Clinton Henry Starr	29,318,756	3.34
Willow Horizon Pty Ltd	24,942,816	2.84
Mr Phillip John Peters	15,5000,000	1.77
Lacemore Grange Pty Ltd	14,360,225	1.64
Kathmandu Investments Pty Ltd	13,528,942	1.54
Imperial Projects Pty Ltd	12,796,517	1.46
Micallef Plumbing Industries Pty Ltd	12,542,857	1.43
Mr Anthony Poci	8,681,729	0.99
Ms Wendy Starr	8,000,000	0.91
Soon Tek Trading Co Pty Ltd	7,300,000	0.83
ICOM Management Group Pty Ltd	6,000,000	0.68
Dexapine Pty Ltd	5,500,000	0.63
Jeddah Investments Pty Ltd	5,101,487	0.58
Ever Merry Investments Ltd	4,771,629	0.54
Mr Cecil Hoffman and Mrs Norma Hoffman <Hoffman Super Fund>	4,547,522	0.52
Medco Financial Services Pty Ltd	4,547,522	0.52
E-McGuire Pty Ltd	4,500,000	0.51
Mr Douglas Neil Adamson	4,300,000	0.49
888 Trading Limited	4,000,000	0.46

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Multiemedia is responsible for the corporate governance of the economic entity. The Board guides and monitors the business and affairs of Multiemedia on behalf of the shareholders by whom they are elected and to whom they are accountable.

To ensure the Board is well equipped to discharge its responsibilities it has established guidelines for the operation of the Board.

Composition of the Board

The composition of the Board is determined in accordance with the following principles and guidelines:

- The Board should comprise seven Directors and should maintain an equitable position with regard to non-executive Directors;
- The Chairperson should be a non-executive Director;
- The Board should comprise Directors with an appropriate range of qualifications and expertise; and
- The Board shall meet regularly and follow meeting guidelines set down to ensure all Directors are made aware of, and have available all necessary information, to participate in an informed discussion of all agenda items.

As at the date of this additional information the Directors are:

Name	Position
Mr John H Walker	Chairman
Clinton Starr	Deputy Chairman
Mr Elwood Charles Ellison III	Director
Mr Adrian M Ballintine	Chief Executive Officer

Committees

- *The Board attends to all audit matters to ensure proper internal controls, maintenance of accounting records and reliability* of financial information. An Audit Committee will be re-established to assume this responsibility. The committee will also be responsible for reviewing the performance of the external auditors and the adequacy of the scope and quality of the annual statutory audit and half-yearly review.
- The Board has established a Director Nomination Committee that comprises John Walker and Adrian Ballintine to set guidelines for the appointment of Directors to the Board, establish remuneration for non-executive Directors and conduct interviews of prospective Directors.
- The Board has established a Remuneration Committee that comprises John Walker and Adrian Ballintine. This committee is responsible for reviewing the remuneration for executive as well as non-executive Directors.

CORPORATE GOVERNANCE STATEMENT (continued)

Board responsibilities

As the Board acts on behalf of the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The Board is responsible for ensuring that the Company's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the committees referred to above, these mechanisms include the following:

- Board approval of strategic plans, which encompasses the entity's vision, mission and strategy statements, designed to meet stakeholders' needs and manage business risk;
- the strategic plans are dynamic documents and the Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity;
- implementation of operating plans and budgets by management and Board monitoring progress against budget; and
- procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

Communication to shareholders

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Directors. Information is communicated to shareholders through:

- the annual report which is distributed to all shareholders;
- the annual general meeting and other meetings so called to obtain approval for Board action as appropriate;
- the Company's interactive Web site at www.multiemedia.com provides shareholders with information on the Company, its partners, management, services, products and clients.

(a) At the 17 June 2003 the subsidiary Multie Software and Services was placed into voluntary administration. As a result of the deconsolidation of this entity following the loss of control, a gain of $919,026 was recorded in the Consolidated Statement of Financial Performance

(b) Other revenue items for the period includes an amount in total of $2,767,000 that was previously disclosed as a loan from the Australian and New Zealand Banking Group Limited and was discharged during the 2003 Financial Year. Refer to Note 16 to details of the loan.

multiemedia | Collins Hill House Level 6 412 Collins St Melbourne Victoria 3000 Australia www.multiemedia.com | T +61 3 9603 3200 F +61 3 9600 2280